

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 23, 2021

Aftandil Aibekov
Chief Executive Officer
Minerva Gold Inc.
12/1 Kunayev str, IA 17
Nur-Sultan, 010000, Kazakhstan

> **Re: Minerva Gold Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed August 9, 2021**
> **File No. 333-255403**

Dear Mr. Aibekov:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our May 18, 2021 letter.

Amendment No. 1 to Registration Statement on Form S-1 filed August 9, 2021

Risk Factors, page 11

1. We note your response to prior comment 1, but are unable to locate the risk factor discussing the risk of doing business in Kazakhstan. Please revise to include a risk factor addressing economic and political risks related to doing business in Kazakhstan.

Description of Business, page 21

2. Please expand your disclosure to discuss the material terms of your Option Agreement, including the terms of the option, the option period and consideration for the option. In addition, please file an executed copy of the Option Agreement.

<u>Interests of Named Experts and Counsel, page 33</u>

3. We note you have filed a legal opinion and related consent in response to prior comment 5. Please update your disclosure under the heading "Interests of Named Experts and Counsel" to identify the counsel which has provided the opinion.

 You may contact Myra Moosariparambil, Staff Accountant, at (202) 551-3796 or Craig Arakawa, Accounting Branch Chief, at (202) 551-3650 if you have questions regarding comments on the financial statements and related matters. Please contact Liz Packebusch, Staff Attorney, at (202) 551-8749 or Karina Dorin, Staff Attorney, at (202) 551-3763 with any other questions.

          Sincerely,

          Division of Corporation Finance
          Office of Energy & Transportation

cc: Roger D. Linn